Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example

PROPOSAL NO. 1: To elect the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Roger Pomerantz, Abraham Havron, Gili Hart, Brian Schwartz and Andrew Singer.

NO. 1(a): Shai Novik	FOR	AGAINST	ABSTAIN
	☐	☐	☐
NO. 1(b): Roger Pomerantz	FOR	AGAINST	ABSTAIN
	☐	☐	☐
NO. 1(c): Abraham Havron	FOR	AGAINST	ABSTAIN
	☐	☐	☐
NO. 1(d): Gili Hart	FOR	AGAINST	ABSTAIN
	☐	☐	☐
NO. 1(e): Brian Schwartz	FOR	AGAINST	ABSTAIN
	☐	☐	☐
NO. 1(f): Andrew Singer	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PROPOSAL NO. 2A: To approve the extension of the term of certain outstanding options awarded to certain of the Company’s currently serving directors (namely, Mr. Shai Novik, Dr. Abraham (Avri) Havron and Dr. Gili Hart), such that the exercise period of such options shall expire on December 31, 2033.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PROPOSAL NO. 2B: To approve the extension of the term of certain outstanding options awarded to Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, such that the exercise period of such options shall expire on December 31, 2033.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 3A: To approve the grant of restricted share units to Mr. Shai Novik, the Company’s Executive Chairman, as partial payment of the annual bonus for the year ended December 31, 2023.	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 3B: To approve the grant of restricted share units to the Company’s Chief Executive Officer, as partial payment of the annual bonus for the year ended December 31, 2023.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PROPOSAL NO. 4: To approve certain amendments to the agreement governing the provision of services by the Company’s Executive Chairman, effective as of and for the year ending December 31, 2024, as set forth in Proposal 4 in the Proxy Statement.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐
PROPOSAL NO. 5: To approve and adopt an amended and restated Compensation Policy for executive officers and directors, in the form attached as Appendix A to the Proxy Statement.	FOR	AGAINST	ABSTAIN
	☐	☐	☐

PROPOSAL NO. 6: To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.

	FOR	AGAINST	ABSTAIN
	☐	☐	☐

The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________________	__________________________________	_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)	(DATE)

Each shareholder voting on Proposals No. 2B, 3B and 5 will be deemed to have confirmed that such shareholder, and any related party of such shareholder, is not a controlling shareholder for purposes of Proposals No. 2B, 3B and 5 and does not have a “personal interest” (as defined in the Proxy Statement) in Proposals No. 2B, 3B and 5, unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on October 31, 2024. Any such written notice must be sent to the Company via registered mail at the Company’s offices at 14 Einstein Street, Ness Ziona, Israel 7403618; Attention: Chief Financial Officer.

ENLIVEX THERAPEUTICS LTD.

Annual General Meeting of Shareholders to be held on October 31, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Enlivex Therapeutics Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Ness Ziona 7403618, Israel on Thursday, October 31, 2024, at 7:00 p.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)